ENERGY POWER SYSTEMS LIMITED

NEWS RELEASE

ENERGY POWER REPORTS FIRST QUARTER EARNINGS


Toronto, November 15, 2001. Energy Power Systems Limited (OTC BB:
EYPSF & Frankfurt EPW) (www.epsx.com) ("Energy Power" or the
"Company") announces that it has issued unaudited consolidated financial statements for the three-month period ended September 30, 2001. These statements reflect the following activities of Energy Power and it's subsidiaries operating as an Engineering & Offshore
Division and an Oil & Gas Division:

-	consolidated revenues of $5.5 million for the three-month period ended
September 30, 2001 ($4.5 million -2000);

- 	consolidated gross profits of $1 million for the three-month period ended
September 30, 2001 ($0.7 million - 2000);

- 	consolidated EBITDA of $0.6 million for the three-month period ended
September 30, 2001 ($0.1 million EBITDA -2000);

-	consolidated income from continuing operations of $0.4 million for the three-
month period ended September 30, 2001 ($(0.1) million  - 2000); and

- 	consolidated basic earnings per share from continuing operations of 7 cents per share (negative 5 cents per share - 2000).

Energy Power's first quarter 2001 unaudited results showed revenues increasing 22% to $5.5 million for the three month period ending September 30, 2001 versus $4.5 million for the same period in the previous year. Growth was derived by revenue gains in the Company's Engineering and Offshore Division further bolstered by new revenue sources from the Company's Oil and Gas Division.

Consolidated EBITDA of $626,171 for the three month period ending September 30, 2001 was 926% higher versus a consolidated EBITDA of $61,143 reported for the previous three month period. The substantial increase in EBITDA during the period was due in part to improved margins by the Company's Engineering and Offshore Division, additional cash flow from the Company's Oil and Gas Division and other income from corporate restructuring.




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Consolidated earnings from continuing operations of $410,000 for the three month period ending September 30, 2001 was significantly higher than consolidated losses from continuing operations of $147,934 reported for the previous three month period. The above reported earnings from continuing operations resulted in earnings per share from continuing operations of 7 cents per share versus losses from continuing operations of 5 cents per share for the previous three month period.

The Engineering and Offshore Division is currently working on a backlog of contracts to carry over the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil & gas reserves and production.


About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering and Offshore Division and an Oil & Gas Division.


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For further information contact:	Scott T. Hargreaves, CA, CFA
					Chief Financial Officer
					Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.






Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6
Telephone: (416) 861-1484, Facsimile: (416) 861-9623
www.epsx.com